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                            HIGH TIDE VENTURES, INC.
                           747 17th Street, Suite 301
                              West Vancouver, B.C.
                                 Canada V7V 3T4


March 28, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Tim Buchmiller, Division of Corporate Finance

Dear Sirs:

Re: High Tide Ventures, Inc. - Registration Statement on Form SB-2 File No. 333-113845 - Amendment No. 2
         -------------------------------------

We write in response to your letter dated February 28, 2005 regarding the above-noted registration statement on Form SB-2. We have today filed an amended Registration Statement via the EDGAR system. We enclose a copy of this amended Form SB-2, as well as a copy that has been blacklined to show changes from the previous filing.

We respond sequentially to your comments as follows:

Plan of Operations - Pages 27
-----------------------------

1. We reference the discussion on page 28 that the cash on hand of $0 will only be sufficient for approximately 7 months. Pleas revise to clarify how $0 cash will be sufficient for 7 months. In addition, we note the disclosure throughout your prospectus that phase one of your exploration program will be funded from your cash on hand and that phase two of your exploration program will be partially funded from your cash on hand. Please revise your disclosure to clarify how you will fund the phase one exploration on the Sparta Property, that you expect to commence in May of 2005, and partially fund the phase two work program, that you expect to commence during July 2005, given your current cash position.

         We have disclosed our present cash position as $12,359.

Financial Statements
--------------------

General
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2.       The financial statements should be updated as required by Item 310 of
         Regulation S-B.

         We have included financial statements for the fiscal year ended December 31, 2004 in our amended registration statement.

Statement of Operations, page 35
--------------------------------

3. We note from your response to prior comment 8 that your president provides office space to you "free of charge." Please tell us supplementally how much rent expense is recorded in your statement of operations for the years ended December 31, 2003 and 2004 in accordance with SAB Topic 1.B.1.

         We have revised our statement of operations by recording the value of donated office space.

4. We note from the Annual Compensation table on page 30 that no salary was paid to Brent Peters or Douglas Smith during the years ended in December 31, 2003 or 2004. Please tell us supplementally how much salary expense is recorded in your statement of operations for the years ended December 31, 2003 and 2004 in accordance with SAB Topic 1.B.1.

         We have revised our statement of operations by recording the value of donated consulting services.

Note 1. Nature and Continuance of Operations page 38
----------------------------------------------------

5. We note your response to prior comment 12. As previously requested, revise your footnote disclosures to include a detailed discussion of the Company's viable plan of operations, including your anticipated exploration funding program and expected costs, financing needs and sources of funding in accordance with FRC 607.02. Provide details of what will happen after phase II is completed. The specific plans to address the threat of the going concern issues and the plans to resolve the doubts about the entities continued existence should also be discussed.

         We have expanded the disclosure in Note 1 to provide a discussion of our viable plan of operations.

Note 3. Loans Payable, page 41
------------------------------

6.       We  note  your   responses  to  prior   comment  14.   Please  tell  us
         supplementally the amount of interest expense recorded for the loan payable during the year ended December 31, 2003 and how this is reflected in the financial statements.

         The amount due to our directors related to a payment he made on our behalf in 2003. The director was reimbursed in full in 2004. Accordingly, there was no deemed interest calculated and recorded as the amount was considered to be a reimbursement rather than a loan. In addition, the amount had a term of less than one year.

 Note 4. Common Stock, page 41
 -----------------------------

7. Please revise your footnote disclosures for the years ended December 31, 2003 and 2004 to disclose, for each stock issuance, the following:

a.       whether the issuances were to related parties; and

         We have disclosed in Note 4 that the first issuance of stock was to founders who were also directors.

b.       the basis for determining the stock price.

              We have disclosed the stock price in Note 4.

                  Yours truly,

                  /s/  Brent Peters
                  ------------------------
                  Brent Peters, President
                  High Tide Ventures, Inc.